Law Office of BRIAN P. SIMON
______________________________________________
Attorneys at Law

November 4, 2014

Pamela Long
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington DC  20549

Re:	ABCO Energy, Inc. Response to SEC Comments to Amendment No. 3 to Form 10-Q/A Filed August 20, 2014 File No. 000-55235

Ms. Long:

Our response to your Comment Letter dated October 14, 2014, appear directly below the one (1) comment on the Form

Amendment No. 2 to Form 10-Q for the Quarterly Period Ended June 30, 2014

General

22.	To the extent applicable, please comply with the above comments in future filings.

Response: Done

We await any further questions or comments you may have on the enclosed Amendment No. 3 to Form 10-Q/A or the above response.

Very truly yours,

Brian P. Simon
Brian P. Simon

cc:       Charlie O’Dowd
Jessica Dickerson

BPS:dm

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